Exhibit 107

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings.  The maximum aggregate offering price for each offering is as follows:

•	with respect to notes linked to the Dow Jones U.S. Select Dividend Index, $821,000;
•	with respect to notes linked to the EURO STOXX 50® Index, $1,033,000; and
•	with respect to notes linked to the S&P 500® Value Index, $809,000.